Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Pricing for Debt Tender Offers

TORONTO and CHICAGO, July 31, 2012 – Bank of Montreal (TSX / NYSE: BMO) and its subsidiaries BMO Financial Corp. (“BFC”) and BMO Harris Bank N.A. (“BHB”) today announced the Purchase Prices (defined below) for the previously announced cash tender offers to repurchase certain of BFC’s and BHB’s outstanding notes.

BFC is offering to repurchase, for cash, any and all of its 7.500% Subordinated Notes due 2013, and BHB is offering to repurchase, for cash, any and all of its 4.850% Subordinated Bank Notes due 2015 and its 5.000% Subordinated Bank Notes due 2017 (collectively, and together with the 7.500% Subordinated Notes, the “Notes”).

Holders of Notes who validly tender and do not validly withdraw their Subordinated Notes prior to 5:00 p.m. (E.T.) on July 31, 2012 (the “Expiration Time”), will receive the applicable Purchase Price listed in the table below (collectively, the “Purchase Prices”). In addition, BFC and BHB will pay accrued and unpaid interest on the Notes from the last interest payment date to, but excluding, the settlement date, which is expected to be August 1, 2012.

The Purchase Price for each series of Notes is intended to result in a yield to maturity equal to the sum of (i) the yield to maturity of the U.S. Treasury Reference Security shown in the table below for that series of Notes, as measured by the Dealer Manager at 2:00 p.m. (E.T.) on July 31, 2012, and (ii) the Fixed Spread for that series of Notes shown in the table below.

Offer by BMO Financial Corp. (Successor to First Indiana Corporation)

CUSIP Number	Title of Security	U.S. Treasury Reference Security	Bloomberg Reference Page (1)	Fixed Spread (Basis points)	Reference Yield	Purchase Price (2)
32054RAA6	7.50% Subordinated Notes due 2013	0.25% due June 30, 2014	PX1	100 bps	0.225%	$1,077.58

Offer by BMO Harris Bank N.A. (Successor to M&I Marshall & Ilsley Bank)

CUSIP Number	Title of Security	U.S. Treasury Reference Security	Bloomberg Reference Page (1)	Fixed Spread (Basis points)	Reference Yield	Purchase Price (2)
55259PAE6	4.85% Subordinated Bank Notes due 2015	0.25% due July 15, 2015	PX1	130 bps	0.298%	$1,091.01
55259PAD8	5.00% Subordinated Bank Notes due 2017	0.75% due June 30, 2017	PX1	155 bps	0.600%	$1,120.61

(1)	The applicable page on Bloomberg from which the Dealer Manager quoted the bid side price of the UST Reference Security.

(2)	Per $1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase. Purchase Price is based on the Reference Yield of the UST Reference Security as of 2:00 p.m. (E.T.) on July 31, 2012, and an expected payment date of Wednesday, August 1, 2012. All capitalized terms used but not defined above have the meaning ascribed to such terms in the Offer to Purchase (as defined below). See Schedule A and Schedule B of the Offer to Purchase for more detailed calculations.

The tender offers are being made pursuant to an Offer to Purchase and Letter of Transmittal, each dated July 18, 2012, which set forth a more complete description of the terms and conditions of the tender offers, including the calculation of the Purchase Price for each series of Notes. Holders of the Notes are urged to read the Offer to Purchase and the Letter of Transmittal carefully before making any decisions with respect to the tender offers.

The complete terms and conditions of the tender offers are set forth in the Offer to Purchase, dated July 18, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal, along with any amendments and supplements thereto, which holders are urged to read carefully before making any decision with respect to the tender offers. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from Global Bondholder Services Corporation, the Depositary and Information Agent for the tender offers, at (212) 430-3774 (banks and brokers) or (866) 873-7700 (all others). Questions regarding the tender offers may also be directed to the Dealer Manager for the tender offers, Sandler O’Neill + Partners, L.P., at (866) 805-4128 or (212) 466-7807 (collect).

This news release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offers are being made only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the tender offers to be made by a licensed broker or dealer, the tender offers will be made by the Dealer Manager on behalf of BFC and BHB. None of Bank of Montreal, BFC, BHB, the Depositary and Information Agent, the Dealer Manager or the Trustee or Issuing and Paying Agent with respect to any of the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers.

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this release, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable legislation. We caution readers not to place undue reliance on our forward-looking statements as a number of factors, including those described in our Annual Report on Form 40-F filed with the SEC, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $525 billion as at April 30, 2012, and more than 46,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Beth Copeland, Chicago, beth.copeland@micorp.com, (312) 771-5013

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com